Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

Star Peak Corp II and Benson Hill Announce Effectiveness of Registration Statement and September 28, 2021 Special Meeting to Approve Business Combination

All owners of STPC common stock as of August 9, 2021 are encouraged to vote their shares FOR the transaction

Evanston, IL and St. Louis, MO – September 2, 2021 - Star Peak Corp II (NYSE: STPC) (“Star Peak”), a publicly traded special purpose acquisition company in the sustainability space, and Benson Hill, Inc. (“Benson Hill”), a food technology company unlocking the natural genetic diversity of plants with its cutting edge seed to food and ingredient innovation engine, today announced that the U.S. Securities and Exchange Commission (the “SEC”) has declared effective Star Peak’s registration statement on Form S-4 (File No. 333-256161) relating to the previously announced merger of Star Peak and Benson Hill.

Star Peak will mail stockholders as of August 9, 2021 (the “Record Date”) the definitive proxy statement/prospectus relating to the Special Meeting of Star Peak Stockholders (the “Special Meeting”), to be held on September 28, 2021 at 11:00 a.m. ET. Stockholders will have until September 27, 2021 at 11:59 p.m. ET to vote. Voting is easy and can be done in one of three ways: online, via telephone or by mail. All Star Peak stockholders as of the Record Date are encouraged to vote for the transaction.

“We are excited to enter the final phase of our merger process and deliver on the upside potential of our cutting-edge technology and a unique go-to-market business model,” said Matt Crisp, Chief Executive Officer of Benson Hill. “Since announcing the transaction with Star Peak in May, we’ve continued to take bold steps to deliver on our strategic, operating and financial objectives. The momentum we are building establishes a solid foundation for our continued growth through our innovations in the seed to create food, feed and ingredients we provide as the ‘picks and shovels’ of the plant-based revolution.”

Mike Morgan, Chairman of Star Peak, commented, “Today marks another step forward to completing our transaction with Benson Hill. The Benson Hill team’s progress over the past few months, accelerating its future crop development, advancing its innovation efforts and delivering strong operating and financial results, validates our excitement for this combination. We continue to believe Benson Hill to be a category defining and market leading business capable of driving significant shareholder value.”

Details of the Special Meeting

The Special Meeting to approve the pending business combination between Star Peak and Benson Hill, among other items, is scheduled for September 28, 2021, at 11:00 a.m. ET. The Special Meeting will be completely virtual and conducted via live webcast. Holders of Star Peak common stock as of the close of business on the Record Date may vote at or before the virtual Special Meeting and are encouraged to vote before 11:59 p.m. ET on September 27, 2021.

Star Peak has filed with the SEC a definitive proxy statement/prospectus relating to the Special Meeting and will mail the proxy statement/prospectus to stockholders who owned Star Peak common stock as of the Record Date.

Star Peak stockholders can exercise their votes online, via telephone or by mail. More information on how to vote can be found at https://stpc.starpeakcorp.com/vote. Star Peak stockholders who need assistance voting or have questions regarding the Special Meeting may contact Star Peak’s proxy solicitor, Morrow Sodali, toll-free at (203) 658-9400 or email Morrow Sodali at STPC@investor.morrowsodali.com.

If certain of the proposals at the Special Meeting are approved, the parties anticipate the business combination will close shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions.

Recent Benson Hill Business Highlights

As previously disclosed, Benson Hill has made significant progress executing against its strategic and financial objectives, including:

•	Generating Q2 2021 normalized[1] revenues of $39.7 million, an increase of $12.7 million, or 47% compared to Q2 2020;
•	Delivering Q2 2021 normalized[1] Ingredients segment revenues of $22.7 million, an increase of $8.9 million, or 64% compared to Q2 2020;
•	Contracting approximately 70,000 acres with partner farmers in the U.S. to grow Benson Hill’s proprietary soybean crops, representing 133% year-over-year growth, compared to 30,000 acres in 2020 crop year;
•	Launching an advanced yellow pea breeding and commercialization program to shorten the typical development cycle of new seed varieties;
•	Remaining on track to open its Crop Accelerator by the end of 2021, which is expected to enable plant breeding to develop varieties significantly faster than traditional breeding methods.

1 In late 2020, Benson Hill sold a non-core barley business which generated Q2 2020 revenues of $4 million.

About Star Peak Corp II

Led by an experienced management team that has a long history of partnering with high-quality companies across the sustainability, energy infrastructure, renewables and technology landscape – and sponsored by Star Peak Sponsor II LLC, a group comprised of Michael C. Morgan and members of Magnetar Capital, Star Peak Corp II is a special purpose acquisition company created to identify and merge with a market-leading business well-positioned to capitalize on trends in sustainability and emissions reduction. For more information about Star Peak Corp II, visit stpc.starpeakcorp.com.

About Benson Hill

Benson Hill moves food forward with the CropOS® platform, a cutting-edge food innovation engine that combines data science and machine learning with biology and genetics. Benson Hill empowers innovators to unlock nature’s genetic diversity from plant to plate, with the purpose of creating healthier, great-tasting food and ingredient options that are both widely accessible and sustainable. More information can be found at bensonhill.com or on Twitter at @bensonhillinc.

Additional Information

This communication is being made in respect of a proposed merger transaction (the “proposed transactions”) involving Star Peak and Benson Hill. The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) and a definitive proxy statement / prospectus to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities. Star Peak is mailing a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of Star Peak are advised to read the definitive proxy statement / prospectus in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus contains important information about the proposed transaction and the parties to the proposed transaction. Stockholders may also obtain copies of the definitive proxy statement / prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Ave., 13th Floor Evanston, IL 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak's stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak's filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction.

Forward-Looking Statements

Certain statements in this press release may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding the anticipated closing of the proposed business combination. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the NYSE’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the definitive proxy statement / prospectus dated September 2, 2021 relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Contacts

Benson Hill

For Investors

Ruben Mella

Benson Hill

314-714-6313

rmella@bensonhill.com

For Media

Melanie Bernds

Benson Hill

314-605-6363

mbernds@bensonhill.com

Aaron Palash / Scott Bisang

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

Star Peak

For Investors

Courtney Kozel

847-905-4500

Info@starpeakcorp.com

Reed Anderson

ICR

646-277-1260

Reed.Anderson@icrinc.com

For Media

Tricia Quinn

847-905-4500

Info@starpeakcorp.com

Cory Ziskind

ICR

646-277-1232

Cory.Ziskind@icrinc.com

Source: Star Peak Corp II